CYCLE COUNTRY ACCESSORIES CORPORATION

                                PROFIT SHARING PLAN
                              SUMMARY PLAN DESCRIPTION
                        PART I - SPECIFIC PLAN INFORMATION

Employer. Our legal name, address, telephone number and federal employer identifcation number are:

                 Cycle Country Accessories Corporation
                 2188 Hwy 86
                 Milford, IA 51351
                 (712) 338-2701 / EIN:  42-1204878

We are the adopting Employer of this plan. In addition, the following companies participate in the Plan.

                 Okoboji Industries Corporation
                 2188 Hwy 86
                 Milford, IA  51351

Plan Name:       Cycle Country Accessories Corporation Profit-Sharing Plan

Plan Number:     001

Plan Year:       October 1 to September 30

Type of Plan:    The Plan is commonly known as a Profit Sharing Plan

Plan Administrator: The Company is a Plan Administrator. The Plan Administrator handles the day-to-day administration of the Plan. The name, address and telephone number of the person we have designated to assist in this process are:

                 Janice K. Danbom
                 2188 Hwy 86
                 Milford, IA  51351
                 (712) 338-2701

Legal Process. The person designated as agent for service of legal process and the address where a processor may serve legal process upon the plan are:

                 Janice K. Danbom
                 2188 Hwy 86
                 Milford, IA  51351
                 (712) 338-2701


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Trustee.  Contributions are made to a trust.  Theses contributions and any investment gains are plan assets. The plan assets are held exclusively for the benefit of you and other plan participants. The names and address of the Trustees of the Plan are:

                 Jim Danbom and Janice Danbom
                 2188 Hwy 86
                 Milford, IA  51351
                 (712) 338-2701

Eligibility Conditions. To become a Participant in the Plan, you must satisfy the following eligibility conditions:

                 Age:  21       Service:  Two Years

Plan Entry Date(s).  October 1 to April 1

Time of Participation: You become a Participant in the Plan on the Plan Entry Date immediately following the date you complete the eligibility conditions described above.

Year of Service: to earn a year of service you must complete at least 1,000 hours of service in an eligibility period and be employed for the full period. Eligibility periods are based on 12-month periods beginning with your employment date.

Excluded Employees: The Plan excludes employees who are covered by a collective bargaining agreement and those who are nonresident aliens.

Contributions: Once you meet the eligibility conditions of the Plan and enter the Plan on the Plan Entry Date, if contributions are made to the Plan for a particular Plan Year, you are entitled to participate in those contributions if you complete 1,000 hours of service during the Plan Year and are employed on the last day of the Plan Year. You also share in the contribution if termination of employment is the result of death, disability or reaching Normal Retirement Age, regardless of the number of hours worked. (See Part II on how the contribution is allocated.)

Investments: Individual investments are selected are selected by you for your own account, with Trustee approval.

Vesting in Employer Contributions: (See Part III, "Vesting in employer Contributions"). We have elected the following vesting schedule:

                You have an immediate 100% vested ownership in you account balance.

Compensation: Compensation, as used under the Plan, means all compensation paid during the Plan Year for services rendered during the course of employment, including any elective deferrals under a "401(k) plan" or a "cafeteria plan". For the first year you are in the Plan, compensation means your compensation for the portion of the year you are a participant in the Plan.

Normal Retirement Age:  65


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Distribution of Account.

     If your Vested Account does not exceed $3,500. The Plan will make a lump-sum distribution to you as soon as administratively feasible after your termination date.

     If your Vested Account exceeds $3,500. You may elect to commence distributions as follows: May 1 following separation from service.

     Payment of Benefits Prior to Termination of Employment. The Plan does not permit any distributions prior to a participant's termination of employment unless you have reached Normal Retirement Age.

     Disability or Death. In the event of disability or death, the Plan makes distribution under the same rules as above. In the event of death, your beneficiary can choose the method and timing of payout.

Valuation Date. The Plan values account balances as of the last day of each Plan Year.

Other Plan Information.  The following additional features apply to this Plan.

    The Plan will accept a proper rollover from another qualified plan. If you wish to make a rollover, please contact Janice K. Danbom.

    The Plan permits loans to participants. See the end of Part III of this Summary Plan Description.

    The Plan permits you to direct the investment of your account balance. See Janice K. Danbom regarding you investment choices.

Plan Effective Date. The Plan was originally established effective August 1, 1989. The information contained in this summary reflects the Plan as restated, effective as of August 1, 1989.


                    PART II - EMPLOYER CONTRIBUTION FORMULA

Allocation of Employer Contributions and Forfeitures. Each Plan Year, the contribution to the Plan is the amount we determine, at our discretion. We may choose not to contribute to the Plan for a particular Plan Year.

Employee Contributions. You do not have to make (and, in fact, are not allowed to make) any contributions to the Plan.

Your share of contributions is calculated in four steps:

    Step One: Money is allocated to all participants pro rata to compensation. The maximum amount allocated in this first step will be 3% of compensation. For example, if you compensation is $15,000, you could receive an allocation of up to $450 in this step ($15,000 X 3%).


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    Step Two:  This step applies only to those participants who have compensation that is greater than the Integration Level set forth in the Plan. The Integration Level is 100% of the Social Security Taxable Wage Base, which for the 1990 Plan Year is $51,300. It will change every year. The example below is based on the 1990 figure. Compensation in excess of the Integration Level is referred to as "excess compensation". Those participants with excess compensation will receive a contribution pro rata to their excess compensation. For example, if your compensation is $80,000, you could receive an allocation of up to $861 in this step.

         Total compensation             $80,000
         Integration Level              -51,300
                                        -------
         Excess compensation            $28,700
         Contribution percent                3%
                                        -------
         Contribution                   $   861

    If your Compensation is less than the Integration Level, you do not receive any allocation in this step. If additional money remains to be allocated after this step, go to step three.

    Step Three: This step applies to all participants. Money is allocated simultaneously and pro rata so that the percentage that is allocated to total compensation is the same percentage that is allocated to excess compensation. The maximum amount allocated in this step will be 2.7%. For example, if your compensation is $15,000, you could receive an allocation of up to $405 in this step ($15,000 X 2.7%). If your compensation is $80,000, you could receive an allocation of up to $2,935 in this step.

         Total compensation             $80,000 X 2.7% =  $2,160
         Integration Level              $51,300
                                        -------
         Excess compensation            $28,700 X 2.7% =  $  775
                                                          ------
                                                          $2,935

    Step Four: If additional money remains to be allocated after step three, it is allocated to all participants pro rata to total compensation. For example, if your compensation is 5% of the total of all participants' compensation, you will receive 5% of the remaining contributions.

                    PART III - GENERAL PLAN INFORMATION

How the Plan works. This profit sharing plan has been established for your benefit. The primary purpose of the Plan is to give you an income at retirement. You may also be eligible for a benefit if you become disabled, die, or terminate employment for some other reason.

Contributions are not taxable to you when made. Investment gains are not taxable while accumulating. However, when the Plan later distributes your account balance to you, you must report as income the distributions you receive. It may be possible for you to defer federal income taxation of a distribution by making a "rollover" contribution to your own individual retirement account (IRA) or to another qualified plan. We emphasize you should consult your own tax advisor with respect to the proper method of reporting any distribution you receive from the Plan.

Eligibility to Participate. You need not complete any form for entry into the Plan. You will become eligible to participate upon the satisfaction of the eligibility conditions set forth in Part I. Once you meet the eligibility conditions, you become a participant on the Plan Entry Date set forth in
Part I.

For various purposes under the Plan, "Hours of Service" is calculated. We have selected the "actual" method for determining Hours of Service. "Actual" method means the determination of hours of service from records of hours worked and hours for which we make payment or for which payment is due from us. You also will receive credit for certain hours during which you do not work if we pay you for those hours, such as paid vacation. Also, you may be entitled to credit for leaves of absence such as maternity, disability, jury duty, etc. Check with us if you anticipate any of these circumstances.

Contributions and Credits to Your Account. We keep an individual participant account for you. Your account may be credited from time to time with a share of contributions and earnings/losses. Part II explains in detail the Plan provisions relating to the calculation of your share of contributions.

At least once each year, as of the last day of the Plan Year, plan assets will be valued. Your account will be credited with a proportionate share of the year's gain or loss from investments, based on your opening account balance, less any distributions made during the Plan Year.

The proportionate sharing of Plan earnings doesn't apply if you receive authorization to direct the investments in your account. If so, your account would reflect only the gain or loss attributed to investments in your individual account. The Plan Administrator and Trustee are not responsible for any losses as a result of your investment direction.


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Vesting in Employer Contributions.  Vesting means the portion of your account to which you are entitled when your participation in the Plan ends. Your interest in the contributions we make to the Plan for your benefit becomes 100% vested when you attain Normal Retirement Age, or if you die or become permanently disabled. If you terminate employment prior to any of these events, then your interest in your account balance becomes vested according to the vesting schedule described in Part 1.

Payment of Benefits Prior to Termination of Employment. The Plan does not permit you to receive payment of any portion of your account balance prior to termination of employment, except in the limited circumstance of a participant who has reached Normal Retirement Age.

Payment of Benefits After Termination of Employment. After you terminate employment, the time at whcih the Plan will commence distribution to you and the form of that distribution depends on whether your vested account balance exceeds $3,500. If you receive a distribution from the Plan before you attain age 59-1/2, the law imposes a 10% penalty on any portion of the distribution you must include in your gross income, unless you qualify for an exception to this penalty. You should consult a tax advisor regarding this 10% penalty.

If your vested account balance does not exceed $3,500, the Plan will distribute that portion to you, in lump sum, at the time specified in Part I. The Plan does not permit you to receive distribution in any other form than a lump sum if your vested account balances does not exceed $3,500.

If your vested account balance exceeds $3,500, the Plan will commence distribution to you at the time you elect to commence distribution. The Plan gives you specific options regarding when you may elect to receive distribution from the Plan. Part I lists your distribution options. If you do not make a distribution election, the Plan will commence distribution to you on the 60th day following the close of the plan year in which the latest of three events occurs: (1) your attainment of normal retirement age; (2) your attainment of age 62; or (3) your termination of employment. To determine whether your vested account balance exceeds $3,500, the Plan looks to the last valuation of your account prior to the scheduled distribution date.

For purposes of making a distribution of any portion of your vested account balance, the Plan refers to the latest valuation of your account balance, which is as of the last day of the preceding Plan Year. We also have the discretion to require valuation at any other time. If your account is not invested separately from other accounts, and if you are paid your vested account balance more than ninety days after the latest valuation, your account will be credited with interest at the rate of 6% per year from the latest valuation.

Disability Payments. If you terminate employment because of disability, the Plan will make distribution to you under the same rules as above for termination of employment. In general, disability under the Plan means because of a physical or mental disability you are unable to perform the duties of your customary position of employment for an indefinite period which, in the opinion of the Plan Administrator, will be of long continued duration.


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Payment of Benefits upon Death.  If you die prior to receiving all of your benefits under the Plan, the Plan will pay the balance of your vested account to your beneficiary. If the Plan permits you to purchase life insurance on your life with a portion of your account balance, your account balance also will receive any life insurance proceeds payable by reason of your death.

The law has certain requirements as to who receives payment of benefits if you die before actual retirement:

*     If you are unmarried, benefits are paid to your designated beneficiary.

* If you are married, your spouse is automatically entitled to at least one-half of your account balance, even if he/she is not your designated beneficiary. However, if both you and your spouse elect so in writing, payment to your spouse can be waived and be made instead to another beneficiary. (Such a waiver cannot be made, however, if you are under age 35 and still employed at the time of death.)

We will provide you with an appropriate form for naming a beneficiary.

Forms of Benefit Payment. If your vested account balance exceeds $3,500, the Plan document authorizes either of the following choices:

     (a)  Lump sum.

     (b)  Joint and survivor annuity.

A joint and survivor annuity means you would receive an annuity for your life and, upon your death, your surviving spouse would receive an annuity for his or her life in an amount equal to 50% of your life annuity. For example, if, under the joint and survivor annuity, a participant was receiving a monthly pension of $400 at the time of death, the surviving spouse would receive a monthly pension of $200 upon the participant's death for the remainder of his or her life. If you are not married at the time benefit payments commence, the joint and survivor annuity simply is a life annuity, meaning you receive an annuity for your life and payments end upon your death.

To provide the joint and survivor annuity, the Plan would use your vested account balance to purchase that type of annuity contract from an insurance company. The exact monthly annuity payable to you would depend upon the amount of the account balance and the insurance company's annuity rates at the time of the purchase. No later than 30 days prior to your earliest distribution date, we will provide you a written notice explaining the joint and survivor annuity, your waiver rights, and the spousal consent requirements. We will provide you an appropriate form to elect to receive your benefits in that form. The form will explain the economic effect of taking your benefits in the form of a joint and survivor annuity. The Plan must make any distribution in the form of the joint and survivor annuity if the participant's vested account balance exceeds $3,500, unless the participant properly elects a different form of payment. If you are married, your spouse must consent in writing to any election not to take a joint and survivor annuity form of payment.

Top Heavy Rules. If this plan is not already "top heavy", and becomes "top heavy", some special rules apply, which will be explained to you at that time. These rules are important because they override the normal Plan provisions regarding contributions and vesting. If this Plan is now "top heavy", the vesting schedule and minimum contribution rules already comply with the "top heavy" rules.

The Plan is "top heavy" for a plan year if the sum of the account balances for key employees exceeds 60% of the account balances for all participants. Normally, an officer or owner of the business is a key employee.

Disqualification of Participant status - Loss or denial of Benefits. There are no specific Plan provisions which disqualify you as a participant or which cause you to lose Plan benefits. As a participant, you do, of course, have to meet the conditions set forth in the "Contributions" Section of Part I to participate in contributions for a Plan Year.

If we have elected to exclude certain employees, you will not receive an allocation of the contributions during any period of time you are a member of an excluded employment classification. In addition, if your Plan benefits become payable after termination of employment and we are unable to locate you at your last address of record, you may forfeit your benefits under the Plan. Therefore, it is very important that you keep us apprised of your mailing address even after you have terminated employment.

The fact that we have established this Plan does not confer any right to future employment. Furthermore, you may not assign your interest in the Plan to another person or use your Plan interest as collateral for a loan.

If the Plan Terminates. The Plan is intended to be permanent. However, we have the right to discontinue the Plan. If the Plan is terminated, a final accounting of Plan assets and allocation to participants' accounts will be performed. You will be entitled to receive 100% of the final value of your account, even if you were less than 100% vested at the time.

The Pension Benefit Guaranty Corporation (PBGC) is a nonprofit company established by the federal government to insure payment of benefits of certain plans that terminate without sufficient funds. Our Plan is not required to be insured by PBGC since the benefits are based on individually allocated account values.

Claims Procedure. You need not file a formal claim with us in order to receive your benefits under the Plan. When an event occurs which entitles you to a distribution of your benefits, we automatically will notify you regarding your distribution rights. However, if you disagree with our determination of the amount of your benefits or with any other decision made regarding your interest in the Plan, the Plan contains the appeal procedure you should follow. In brief, if we determine we should deny benefits to you, we will give you written notice of the specific reasons for the denial. The notice will refer you to the pertinent provisions of the Plan supporting our decision. If you disagree with us, you, or a duly authorized representative, must appeal the adverse determination in writing to us within 75 days after the receipt of the notice of denial of benefits. If you fail to appeal a denial within the 75-day period, our determination will be final and binding.

If you appeal, you, or your duly authorized representative, must submit the issues and comments you feel are pertinent to permit us to re-examine all facts and make a final determination with respect to the denial. In most cases, we will make a decision within 60 days of an appeal unless special circumstances would make the rendering of a decision within the 60-day period unfeasible. In any event, we must render a decision within 120 days after its receipt of a request for review. The same procedures apply if, after your death, your beneficiary makes a claim for benefits under the Plan.

Your Rights Under ERISA. As a participant in the Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974. ERISA provides that all plan participants shall be entitled to:

    * Examine, without charge, at our office all plan documents, including insurance contracts, collective bargaining agreements and copies of all documents filed with the U.S. Department of Labor, such as detailed annual reports and Plan descriptions.

    * Obtain copies of all plan documents and other plan information upon written request to us. We may make a reasonable charge for the copies.

    * Receive a summary of the Plan's annual financial report. We are required by law to furnish each participant with a copy of this summary financial report.

    * Obtain, once a year, a statement of the total pension benefits (if any) or the earliest date on which benefits will become nonforfeitable (vested). We can require a written request for the statement, but it must be furnished free of charge.

In addition to creating rights for plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan.

The people who operate your plan, called "fiduciaries" of the plan, have a duty to do so prudently and in the interest of you and other plan participants and beneficiaries. No one, including your employer, your union or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a pension benefit or exercising your rights under ERISA.

If your written claim for a pension benefit is denied in whole or in part, you must receive a written explanation of the reason for denial. You have the right to have us review and reconsider your claim.

Under ERISA, there are steps you can take to enforce your rights. For instance, if you request materials from the plan and do not receive them within 30 days, you may file suit in a federal court. In such case, the court may require us to provide the materials and pay you up to $100 a day until you receive the materials, unless the materials were not sent because of reasons beyond our control.

If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a federal court. If it should happen that plan fiduciaries misuse the plan's money or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in federal court.

The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order to pay these costs and fees, for example, if it finds your claim frivolous.

If you have any questions about your plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest Area Office of the U.S. Labor - Management Services Administration, Department of Labor.

Loan Policy. We have authorized loans to be made from the Plan. If you take out a loan, it will be considered a directed investment for your individual account. There are strict laws regulating loans in a retirement plan. They must be followed. Failure to follow the rules could have adverse tax consequences for you and could affect the qualification of the Plan.
Listed below are the rules.

     Loan Application. You must apply for a loan in writing with an application which specifies the amount of the loan desired and the requested duration for the loan.

     Limitation on Loan Amount. We will not approve any loan in an amount which exceeds fifty percent (50%) of your nonforfeitable accrued benefit (vested account balance). Under no circumstances can the highest outstanding loan balance during the prior twelve months, when added to the current loan being requested, ever exceed $50,000. The minimum amount of any loan is $1,000.

     Interest Rate. A quote for the interest rate will be obtained from one or more lending institutions based on a loan they would make under similar circumstances. If one rate is obtained, that shall be the rate used. If more than one rate is obtained, the average shall be used.

     Evidence of Loan. We will document every loan in the form of a promissory note signed by you for the amount of the loan, together with a reasonable rate of interest as determined above. The promissory note will also set out the length and payment frequency of the loan.

     Term and Payment Schedule. We will fix the term for repayment of any loans, depending on the size of the loan. However, in no instance shall the term of repayment be greater than five (5) years, unless the loan qualifies as a home loan. In addition, all loans are due at the time you are no longer a participant in the Plan. The loan must be repaid in equal periodic payments, at least quarterly. We may require the periodic payments to be made more frequently.

     We may fix the term for repayment of a home loan for a period not to exceed ten (10) years. A "home loan" used to acquire or build a home which you will use as your principal residence.

     Security for Loan. You must secure the loan with an irrevocable pledge and assignment of the vested portion of your account balance under the Plan. Your spouse must consent to the pledge of your account balance.

     Default. Failure to make any loan payment when due shall authorize the Trustee to bring a lawsuit to collect the amount due, or to reduce the amount otherwise distributable to you from the Plan if circumstances exist which would ordinarily allow the Trustee to make a distribution from the Plan to you.